SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                        AMENDMENT NO. 2
                               to
                         SCHEDULE 13E-4

                 Issuer Tender Offer Statement

(Pursuant to section 13(e)(1) of the Securities Exchange Act of 1934)

                     Lewis Galoob Toys, Inc.
                    -------------------------
                        (Name of Issuer)

     Depositary Convertible Exchangeable Preferred Shares,
         each representing 1/10th of a share of $17.00
            Convertible Exchangeable Preferred Stock
     -----------------------------------------------------
                 (Title of Class of Securities)

                            364091207
                ----------------------------------
                         (CUSIP Number)


                      Lewis Galoob Toys, Inc.
              ---------------------------------
              (Name of Person Filing Statement)


Mark D. Goldman                With a copy to:         Charles I. Weissman, Esq.
President and Chief Executive Officer                  Shereff, Friedman,
Lewis Galoob Toys, Inc.                                Hoffman & Goodman, LLP
500 Forbes Boulevard                                   919 Third Avenue
South San Francisco, CA 94080                          New York, New York  10022

             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
              and Communications on behalf of the
                    Person Filing Statement)

                                March 25, 1996
-----------------------------------------------------------------------
 (Date Tender Offer First Published, Sent or Given to Security Holders)



    This Schedule including annexes consists of _____ pages.





                     Calculation of Filing Fee\
-------------------------------------------------------------------------------

Transaction Valuation*                       Amount of filing fee

$52,536,120.00                                         $10,507.23

------------------------------------------------------------------------------
*   Estimated solely for the purpose of calculating the filing fee, pursuant to
Section 13(e)(3) under the Securities Exchange Act of 1934, as amended, on the basis of 1/50th of one per centum of the value of securities proposed to be purchased.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $10,507.23
Form or Registration No.:  Schedule 13E-4
Filing Party:  Lewis Galoob Toys, Inc.
Date Filed:  February 8, 1996

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     This Amendment No. 2 amends the Issuer Tender Offer Statement on Schedule
13E-4 originally filed with the Securities and Exchange Commission on February 28, 1996, as amended by Amendment No. 1 thereto (the "Statement"), relating to the offer by Lewis Galoob Toys, Inc. (the "Company") to exchange, upon the terms and subject to the conditions set forth in the Company's Offering Circular dated February 28, 1996 and the related Letter of Transmittal, each of the Company's outstanding Depositary Convertible Exchangeable Preferred Shares, representing 1/10th of a share of the $17.00 Convertible Exchangeable Preferred Stock of the Company, for 1.85 shares of common stock, $.01 par value per share, of the Company. The disclosure on pages 28 and 29 of the Form of Offering Circular dated February 28, 1996 (the "Offering Circular"), included as Exhibit (a)(1) to the Statement and page B-3 of Exhibit B of the Offering Circular has been amended as follows: (i) paragraphs (c), (d), (e), (g) and (h) contained under the caption "Conditions of the Exchange Offer" on pages 28 and 29 of the Offering Circular are hereby amended by changing the phrases "in the sole judgment of the Company" and "in the Company's sole judgment" to "in the reasonable judgment of the Company" and "in the Company's reasonable judgment," respectively, and (ii) a revised Exhibit B to the Offering Circular is annexed to and filed with this Amendment No. 2 as Exhibit (a)(8).

     Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

ITEM 9.  Material to be Filed as Exhibits.

     Item 9 of the Statement is hereby amended and supplemented by adding the following information:

(a)(8)   Revised Exhibit B to Form of Offering Circular dated February 28, 1996.




                                      SIGNATURE
                                      ---------

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 25, 1996                          /s/ William G. Catron
--------------                          ------------------------------------
    (Date)                                     (Signature)

                              William G. Catron
                              Executive Vice President, General Counsel and Chief Administrative Officer
                              ----------------------------
                              (Name and Title)

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                          EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

(a)(8) Revised Exhibit B to Form of Offering Circular dated February 28, 1996.


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